Exhibit 1

DOREL INDUSTRIES INC.

2003 RENEWAL ANNUAL INFORMATION FORM

May 15, 2004

Corporate Structure	Research and Development
Incorporation of Dorel Industries Inc.	Environmental Regulations
Subsidiaries	Human Resources
General Development of the Business	Selected Consolidated Financial Information
Major Events in the Development of the Business	Dividends
Narrative Description of the Business	Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Operating Segments and Principal Products	Market for the Negotiation of Securities
Distribution	Directors and Senior Officers
Major Customers	Additional Information
Geographic regions	Schedule A
Raw Materials
Intellectual Property
Seasonality
Competition

CORPORATE STRUCTURE

Incorporation of Dorel Industries Inc.

Dorel Industries Inc. (the “Company”) was incorporated on March 5, 1962 pursuant to Part I of the Companies Act (Quebec) under the name Dorel Co. Ltd.  On May 19, 1987, the Company was continued under Part IA of the Companies Act (Quebec), at which time certain changes were effected to its share capital, the “private company” provisions were removed from its Articles and the company name was changed to Dorel Industries Inc./Les Industries Dorel Inc.  On October 26, 1988, the Company amalgamated with its wholly-owned subsidiary, Ridgewood Industries Ltd.  On September 20, 1991, the Company filed Articles of Amendment, effective October 1, 1991, converting each issued and outstanding common share into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share.

Subsidiaries

Schedule A annexed hereto sets out the major companies within the organizational structure of the Company as of December 30, 2003 and the jurisdiction of incorporation of each subsidiary.  Each of the subsidiaries is wholly owned, either directly or indirectly, by the Company.

For the purposes of this renewal annual information form, “Dorel” refers to the Company together with its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Dorel is a global manufacturer of consumer products.  It specializes in two market segments: juvenile products and home furnishings.  Dorel’s extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings such as a wide variety of Ready-to-Assemble (“RTA”) furniture for home and office use, as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Subsequent to year end, on February 3, 2004, the Company acquired all the outstanding shares of Pacific Cycle LLC, a designer and supplier of bicycles and other recreational products headquartered in Madison, Wisconsin.  The total consideration for the acquisition was $320.6 million USD, including an estimate of all related acquisition costs.  The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand.  In addition, a balance of sale of $21.8 million USD remains to be paid.  In accordance with Canadian generally accepted accounting principles (GAAP), the operations of Pacific Cycle LLC are reported as a separate reporting segment referred to as “Recreational/Leisure”.

As at the date of this renewal annual information form, Dorel employs approximately 5,000 people in 14 countries.  Dorel’s major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts.  Dorel’s major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names.  In Canada, Dorel operates Ridgewood Industries and Dorel Home Products.  Dorel’s European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in the Netherlands and the Ampa Group, which has major facilities in France, Italy and Portugal.  Brand names marketed in Europe include: Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax.  Dorel’s imported furniture business is carried out through Dorel Asia.  Pacific Cycle markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands.

Major Events in the Development of the Business

The Company was founded in Montreal, Quebec in 1962 by Mr. Leo Schwartz, who served as its President until 1992.  Dorel began operations as a small manufacturer and distributor of juvenile products.  By the early 1970s, Dorel had established a national sales network for its products.

In 1987, the Company completed an initial public offering in the province of Quebec of two million common shares at a price of $5.00 CDN per share for gross proceeds of $10 million CDN.  At the same time, its common shares commenced trading on the Montreal Exchange.

In 1988, Dorel purchased Cosco, Inc. (“Cosco”) of Columbus, Indiana, a company involved in the production of children’s furniture and accessories, as well as the production of folding metal furniture.  This acquisition significantly increased Dorel’s presence in the juvenile products and home furnishing industries in North America.

Dorel (U.K.) Ltd. (“Dorel (U.K.)”) was established in 1988 to penetrate the juvenile market in the United Kingdom and continental Europe.  The Company originally owned 75% of Dorel (U.K.) and acquired the remaining 25% interest in 1990 for nominal consideration.

In 1990, Dorel acquired all of the shares of Charleswood Corporation (“Charleswood”), a manufacturer and distributor of RTA furniture located near St. Louis, Missouri.

The Company’s common shares were listed on the Toronto Stock Exchange in 1990.

In September 1991, the Company’s shareholders approved a share capital reorganization, pursuant to which each issued and outstanding common share was converted into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share.

In December 1991, the Company completed a public offering in Canada of 2.6 million Class B Subordinate Voting Shares at a price of $5.75 CDN per share for gross proceeds of $14.95 million CDN.

Also in 1991, Cosco purchased the assets of Silgo International, a manufacturer and distributor of children’s wall hangings and decorative accessories based in San Diego, California.  The assets were used to establish Infantino, Inc. (“Infantino”), a Dorel subsidiary that manufactured and sold juvenile accessories.

During 1993, Dorel purchased the assets of Carol Ann Furniture of Montreal, Quebec.  The assets were used in 1994 to establish Leadra Design Inc. (“Leadra”), a Dorel subsidiary that manufactured and distributed a line of mid-priced bedroom sets, wall units, tables and chairs.

In 1994, Dorel purchased Maxi-Miliaan B.V. (“Maxi-Miliaan”), an infant car seat distributor based in the Netherlands.  The acquisition allowed Dorel to more effectively penetrate the fragmented European market.  Maxi-Miliaan also has sales offices in France and Germany.

In November 1997, the Company issued one million Class B Subordinate Voting Shares at a price of $34 CDN per share by way of public offering in Canada.  In December 1997, the Company issued an additional 75,000 Class B Subordinate Voting Shares at a price of $34 CDN per share upon the exercise of an over-allotment option by the underwriters of the public offering.  The gross proceeds to the Company from the public offering and the exercise of the over-allotment option were $36.55 million CDN.

In May 1998, Dorel acquired Ameriwood Industries Inc. (“Ameriwood”), a RTA furniture manufacturer that has facilities in Tiffin, Ohio and Dowagiac, Michigan.  A portion of the purchase price for Ameriwood was financed by the issuance of 460,000 Class B Subordinate Voting Shares at a price of $47.65 CDN per share by way of public offering in the United States and Canada.  The net proceeds to the Company from this offering were $20.2 million CDN.  Effective December 1998, Ameriwood was combined with Charleswood under the Ameriwood name.

In August 1998, the Company announced a two-for-one stock split, which became effective in September 1998.  In the same month, Dorel acquired Okla Homer Smith (“Okla Homer”), a unit of Century Products.  Okla Homer was a manufacturer of wooden juvenile furniture; its operations were consolidated with those of Cosco.  In September 1998, Dorel announced the closing of the Leadra unit, which closing was completed in December.  Dorel incurred a restructuring charge of $10.1 million USD before tax in connection with the closing of Leadra and the reorganization of the newly acquired Ameriwood.

In June 2000, Dorel acquired Safety 1st Inc. (“Safety 1st”) for a total cost of  $150.5 million USD.  Safety 1st was a publicly-traded company in the United States with locations in Canada and Europe.  Safety 1st is a recognized brand name in North America and a well-known company in the child safety segment of the juvenile industry.

Subsequent to the acquisition of Safety 1st and as part of the integration of the Juvenile businesses in North America and Europe, a major restructuring was undertaken.  In addition to the costs attributed to merging Safety 1st into Dorel, three of Dorel’s operations were discontinued.  These discontinued operations: (i) resulted from the sale of the assets of the Infantino division and the closing of the Okla Homer crib factory acquired in 1998; and (ii) included the imported strollers sales business in the United Kingdom carried out through Dorel U.K.  The juvenile operating units were renamed Dorel Juvenile Group (DJG) in the United States, Canada and Europe.

In April 2001, Dorel acquired Quint B.V. (“Quint”) of the Netherlands for $9.2 million USD.  Founded 50 years ago, Quint is an established designer and marketer of high-end baby strollers sold in European specialty shops under the “Quinny” brand.  The acquisition was designed, in part, to increase Dorel’s juvenile business in Europe.

In May 2002, the Company issued 2,929,200 Class B Subordinate Voting Shares at a price of $38.50 CDN per share by way of public offering in Canada, for gross proceeds to the Company of $112.8 million CDN.  The net proceeds of the public offering were used by the Company to reduce bank indebtedness.

In July 2002, the Company sold, through one of its subsidiaries, $50 million USD principal amount of 6.80% Series A Senior Guaranteed Notes due July 26, 2012.  The net proceeds from the sale of the notes were used to repay floating debt that was outstanding at the time.  Under the terms of the note issuance agreement, Dorel may issue up to $50 million USD of additional notes on or before July 26, 2005.  The notes were purchased by a group of institutional investors led by The Prudential Insurance Company of America.

In February 2003, the Company acquired all of the outstanding common shares of Ampa Development SAS (“Ampafrance”), a company headquartered in Cholet, France with major facilities in Portugal and Italy.  Ampafrance is a developer, manufacturer, marketer and distributor of juvenile products, including strollers, car seats and other juvenile products.  The total consideration was $247.2 million USD, including all related acquisition costs.  The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand.

In connection with the acquisition of Ampafrance, Dorel completed the sale in February 2004 of $110 million USD principal amount of senior guaranteed notes.  The senior guaranteed notes were purchased by a group of institutional investors including Prudential Capital Group, an institutional investment business of Prudential Financial, and Teachers Insurance and Annuity Association - College Retirement Equity Fund.  Of the $110 million USD, Dorel issued $55 million USD of Series A Notes bearing interest at 5.09% due February 11, 2008, and $55 million USD of Series B Notes bearing interest at 5.63% due February 10, 2010.

In September 2003, Dorel acquired all of the outstanding common shares of Carina Furniture Industries Ltd. (“Carina”), based in Brampton, Ontario, for total consideration of $39.9 million USD.  Carina operates in the Home Furnishings segment and is known for its Carina and SystemBuild brand names.  Subsequent to year end, it was announced that the Brampton facility would be closed with the majority of the production to be shifted to Dorel’s RTA plant in Cornwall, Ontario.

Pursuant to a normal course issuer bid announced on August 7, 2003, the Company may repurchase for cancellation up to a maximum of 200,000 Class B Subordinate Voting Shares over a twelve-month period from August 11, 2003 to August 10, 2004.  Any purchases are effected through the facilities of the Toronto Stock Exchange at the prevailing market price of the Class B Subordinate Voting Shares.  During the fiscal year ended December 30, 2003, the Company purchased an aggregate of 5,000 Class B Subordinate Voting Shares for total consideration of $129,000 USD by way of its previous normal course issuer bid.  The shares were cancelled upon their purchase by the Company.

NARRATIVE DESCRIPTION OF THE BUSINESS

All amounts below are stated in U.S. dollars, which is the reporting currency of the Company.  The following does not take into account the acquisition of Pacific Cycle LLC, which occurred after the Company’s 2003 fiscal year end.

Operating Segments and Principal Products

Historically, Dorel’s business was carried out through three operating segments: RTA Furniture, Juvenile Products and Home Furnishings.

In 2003, the Company changed the way in which it reports results from its operating segments.  The RTA Furniture and Home Furnishing Segments were combined into one segment that is referred to as Home Furnishings.  Over the past number of years, the operating units within these two segments have become increasingly integrated.  This change is in accordance with GAAP, which considers the similar nature of customers, products, production processes and distribution channels employed by the business units that make up these two segments.

Home Furnishings Segment

The Home Furnishings Segment produces RTA furniture, metal folding furniture, futons, step stools, ladders and other imported furniture items.  The divisions that make up the segment are Ameriwood, Cosco Home & Office, Dorel Asia and Carina.  RTA furniture is manufactured and packaged as component parts and is assembled by the consumer and consists of office furniture, metal and wood home office furniture, computer tables, microwave stands, and entertainment and home theatre units.  RTA furniture, by its nature, is a reasonably priced alternative to traditional wooden furniture.  Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centres.  With the acquisition of Carina, Dorel believes that it is now the second largest producer of RTA furniture in North America.  Dorel’s competitors include Bush Industries, O’Sullivan Industries and Sauder.

Besides these large RTA manufacturers, the Home Furnishings Segment in which Dorel competes is characterized by a large number of smaller competitors.  As such, there is little market share information available that would determine Dorel’s size or performance in relation to these competitors.  The non-RTA products of the Home Furnishings Segment are in a highly competitive market where attractive pricing versus the competition is essential.  This factor has resulted in a greater portion of the products and components being purchased in Southeast Asia as opposed to being manufactured in North America.  A recent example of Dorel’s success in sourcing from overseas was the strategic decision to stop manufacturing certain futon components in Montreal.  They are now purchased in Southeast Asia and the final futon product is assembled in North America prior to shipping.

Brand names used within this segment are Cosco, Ameriwood, Charleswood, Ridgewood, Carina and SystemBuild.  Dorel also holds a licensing agreement with Samsonite for certain office furniture products.  In 2003, the Home Furnishings Segment accounted for 42.4% of Dorel’s sales.  Sales in 2003 were $493.7 million compared to $463.6 million in 2002, representing an increase of 6.5%.  Operating profit in 2003 was $66.8 million compared to $64.5 million in 2002, representing an increase of 3.6%.

Juvenile Products Segment

The Juvenile Products Segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids.  These products are marketed under the brand names Cosco and Safety 1st in North America, and Maxi-Cosi, Quinny, Safety 1st, Bébe Confort, Babidéal, Monbébé and Baby Relax in Europe.  In addition, Dorel has licensing agreements for names such as Eddie Bauer and Looney Tunes.

Although Dorel manufactures and sells juvenile products at all price levels, from entry level to high-end price points, Dorel’s products are designed for consumers whose priorities are safety and quality at reasonable prices.  Its products are sold principally through mass merchants, department stores and hardware/home centres.  In recent years, licensing agreements with well-recognized brand names have accelerated the entry into higher-priced juvenile products.  In Europe, Dorel also sells higher-end juvenile products to boutiques and smaller stores as well as to major European chains.

The Juvenile Products Segment accounted for 57.6% of Dorel’s sales in 2003.  Sales of the Juvenile Products Segment were $670.1 million in 2003 compared to $528.4 million in 2002, representing an increase of 26.8%.  The Juvenile Products Segment operating profit was $65.9 million in 2003 compared to $43.0 million in 2002, representing an increase of 53.4%.  The Juvenile Products Segment’s success hinges on successful new product development and Dorel’s commitment to customer service.

Distribution

Dorel sells its products primarily to major retail chains.  In 2003, Dorel made sales to the following: (i) mass merchant discount chains; (ii) speciality stores; (iii) department stores; (iv) hardware/home centres; and (v) independent stores.

Dorel uses a variety of sales and distribution arrangements.  These consist of salaried Dorel employees; individual agents who carry Dorel’s products on either an exclusive or non-exclusive basis; individual specialized agents, who sell products, including Dorel’s, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ salesmen.

Retailers carry out the bulk of advertising of Dorel’s products.  In addition, the Juvenile Products Segment advertises and promotes its products through the use of advertisements in specific magazines and multi-product brochures.

Major Customers

In 2003, Dorel had two major customers (Wal-Mart and Toys “R” Us) each representing more than 10% of sales.  These two major customers represented an aggregate of 49.0% of total sales.  In 2002, Dorel had three major customers (Wal-Mart, K-Mart Corporation (“K-Mart”) and Toys “R” Us) each representing more than 10% of sales.  These three major customers represented an aggregate of 68.5% of total sales in 2002.

Dorel believes that its commitment to providing a high level of service has allowed it to develop particularly close relationships with such major retailers as Wal-Mart, K-Mart and Toys “R” Us.  Dorel has achieved high levels of customer satisfaction by fostering particularly close contacts between its sales representatives and the customers.  To this end, Dorel has engaged a permanent, full-service agency account team dedicated exclusively to Wal-Mart, located near Wal-Mart’s headquarters in Bentonville, Arkansas.  Dorel has also engaged account teams dedicated exclusively to K-Mart and Toys “R” Us.  These dedicated account teams give Dorel’s customers the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.  The account teams also provide product and market analysis and can assist with product specification and design.

Dorel believes that the trend among its mass merchant customers is to buy from fewer but larger suppliers who are able to deliver a wide range of products, provide greater security of supply and render increased levels of service.  Dorel believes that its ability to deliver a wide range of products on a reliable basis, combined with its demonstrated commitment to service, provides it with an important competitive advantage in this environment.

Dorel’s relationships with Wal-Mart, K-Mart and Toys “R” Us has the additional benefit of providing Dorel with important feedback which it uses to improve its product offerings and to respond rapidly to changing market trends.

On January 22, 2002, K-Mart and 37 of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.  As at December 30, 2002, the Company had included in accounts receivable certain amounts owing from K-Mart.  During fiscal 2003, the Company received these amounts owing from K-Mart and its insurers, thereby resulting in no material adverse effect on the Company’s financial results.  Dorel continues to sell its products through K-Mart.

Geographic Regions

In 2003, 73% of Dorel’s sales took place in the United States, 3% in Canada and 24% in Europe and elsewhere.  In 2002 these percentages were 88% in the United States, 3% in Canada and 9% in Europe and elsewhere.  The origin of Dorel’s sales from its various facilities is as follows: United States – 58%, Canada – 15%, Europe – 23%, and elsewhere – 4%.  In 2002 these percentages were United States – 71%, Canada – 16% and Europe – 9% and elsewhere – 4%.  The primary reason for the changes from 2002 was the acquisition of France-based Ampafrance in February 2003, thereby increasing the European proportion.

Raw Materials

Dorel purchases both raw materials and finished goods.  The main commodity items purchased for production include:        (i) particleboard; (ii) plastic resins; (iii) linerboard; and (iv) textiles.  Particleboard prices were generally lower in 2003 than 2002, reaching very low levels for the first part of the year with prices starting to increase towards yearend.  Plastic resin prices increased in 2003.  Linerboard prices remained relatively constant throughout 2003.  Textile prices fluctuated in 2003, with cotton prices increasing significantly towards year end and polyester staple fibre costs also rising towards year end.  The largest commodities comprising Dorel’s purchased finished goods are steel, aluminium and wood.  As a result, Dorel is exposed to market risk related to changes in the prices of these commodity items.  In addition, Dorel is a purchaser of ocean freight container transport from the Orient.  Container freight costs were higher in 2003 relative to 2002 as supply was tight in both eastbound trans-Pacific and Asia-Europe lanes.

Intellectual Property

Dorel is the sole owner of all patents and manufacturing licenses for its products.  The loss of any one of these patents would not adversely impact Dorel’s operations.

Seasonality

Generally, sales of Dorel products are consistent throughout the year and are not subject to major seasonal variations in the level of retail sales.  However, RTA furniture sales in the Home Furnishings Segment tend to be weaker in the first half of the year, with sales increasing in the second half.

Competition

In Dorel’s view, it is the second largest RTA furniture manufacturer and is among the top three juvenile products companies in North America in terms of sales.  With the acquisition of Ampafrance in 2003, the Company believes it is the world’s largest Juvenile products company within its categories.  Although the diversity of products and fragmented markets of the home furnishings industry makes useful comparisons difficult, Dorel believes that the following table sets out the major competitors of each of its business segments:

Home Furnishing Furniture Segment	Juvenile Products Segment

Sauder	North America
Bush	Evenflo
O’Sullivan	Graco
Creative Interiors	The First Years
Mills Pride	Kolcraft
Meco	Fisher Price
Verco
Amisco	Europe
Polliod	Britax / Rhomer
Powell	Chicco
Imports from the Orient	Babycar
Peg Perego
Jane
Graco

Research and Development

Research and development is an important part of Dorel’s business success.  Each year, each of Dorel’s two operating segments generally introduces a large number of new products.

Quality control is an essential part of Dorel’s competitive position.  Most products are developed to exclusive specifications and rigid safety standards, particularly as regards the Juvenile Products Segment.  In fiscal 2003, Dorel spent $16.9 million on research and development activities.

North American research and development is done at several locations.  Car seat research and development is done at DJG USA’s 850,000 square foot plant in Columbus, Indiana.  This facility includes a 25,000 square foot area dedicated to research and development with respect to car seats and also to new home furnishings products carried by the Cosco Home & Office division.  Other juvenile products are developed at a design centre in Canton, Massachusetts.  RTA products are conceived and developed at one central design centre at Ameriwood’s head office in Wright City, Missouri.  In Europe, development is carried out in Helmond, Holland and Cholet, France.

Environmental Regulations

To Dorel’s knowledge, all Dorel segments currently operate within existing environmental regulations.  Dorel made nominal capital expenditures with respect to environmental protection matters in 2003.  Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998.  A provision at December 30, 2003 of $487,000 has been set-up in connection with this liability.  Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Human Resources

At the end of fiscal 2003, Dorel employed approximately 4,700 people in 14 countries, excluding employees at Carina in Brampton, Ontario.  With the exception of Carina, approximately 2,000 of these Dorel employees are unionized and are subject to a total of four collective agreements.  Two of the collective agreements expired in early 2002 and have been renegotiated for three-year terms.  None of the collective agreements expires before 2004.  No labour problems were experienced in 2003 and Dorel considers its labour relations to be good.

The plant facility acquired in connection with the acquisition of Carina has 300 unionized employees and will be closed in 2004.  As part of the plant closing, the Company negotiated severance packages with the employees.  The costs associated with these settlements were taken into account in the establishment of the acquisition cost at the time of the Company’s acquisition of Carina.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Three Year Review

All figures in thousands except per share amounts

Fiscal Years ended December 30,

2003	2002	2001

Sales	$ 1,163,766	$ 992,073	$ 916,769
Income from continuing operations	75,026	61,595	26,562
Income per share from continuing operations
Basic	2.36	2.05	0.94
Fully diluted	2.32	2.00	0.93
Net income	75,026	61,595	25,504
Net income per share
Basic	2.36	2.05	0.91
Fully diluted	2.32	2.00	0.89
Total assets	1,110,557	614,742	568,574
Total debts	290,943	93,192	235,837
Dividends	-	-	-

DIVIDENDS

The Company’s current policy is to retain earnings for future growth.  As a result, the Company does not anticipate the payment of any dividends in the near future.  Under the Company’s current financing arrangements, the payment of dividends and any amounts dedicated to the redemption or repurchase of capital stock cannot in the aggregate exceed 25% of net income in any fiscal year.  These financing arrangements also include certain customary financial covenants that may indirectly restrict the Company’s ability to pay dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

A discussion and analysis by management of the financial condition and results of operations for the fiscal years ended December 30, 2003 and 2002 is presented under the item Management’s Discussion and Analysis on pages 20 to 34 of the Annual Report of the Company for the fiscal year ended December 30, 2003, which item is incorporated herein by reference.  To complement such discussion and analysis, reference is made to the Consolidated Financial Statements for the fiscal years ended December 30, 2003 and 2002 and the Notes to Consolidated Financial Statements on pages 35 to 62 of the Annual Report of the Company for the fiscal year ended December 30, 2003, which Consolidated Financial Statements and Notes are incorporated herein by reference.

MARKET FOR THE NEGOTIATION OF SECURITIES

The Company’s Class A Multiple Voting Shares and Class B Subordinate Voting Shares are listed on the Toronto Stock Exchange under the symbols DII.A and DII.B, respectively.

The Company’s Class B Subordinate Voting Shares are also listed on the NASDAQ National Market (“NASDAQ”) under the symbol DIIB.  During fiscal 2003, the trading symbol for the Company’s Class B Subordinate Voting Shares listed on NASDAQ was changed from DIIBF to DIIB.

DIRECTORS AND SENIOR OFFICERS

The names, municipalities of residence, period during which each has served as a director where applicable, offices held with the Company and principal occupations of the directors and senior officers of the Company are as follows:

Name and municipality of residence	Director since	Office	Principal occupation

Martin Schwartz	1987	President, Chief Executive	President and Chief Executive
Montreal, Quebec		Officer and Director	Officer of the Company

Jeff Segel	1987	Executive Vice-President, Sales	Executive Vice-President, Sales
Montreal, Quebec		And Marketing and Director	And Marketing of the Company

Alan Schwartz	1987	Executive Vice-President,	Executive Vice-President,
Montreal, Quebec		Operations and Director	Operations of the Company

Jeffrey Schwartz	1987	Executive Vice-President, Chief	Chief Financial Officer of the
Toronto, Ontario		Financial Officer, Secretary and Director	Company

Pierre Dupuis	-	Vice-President and Chief	Chief Operating Officer of the
Longueuil, Quebec		Operating Officer	Company

Frank Rana	-	Vice-President, Finance and Assistant-	Vice-President, Finance of the
Montreal, Quebec		Secretary	Company

Edward Wyse	-	Vice-President, Corporate Procurement	Vice-President, Corporate
Montreal, Quebec			Procurement of the Company

Hani Basile	-	Vice-President, Corporate Management	Vice-President, Corporate
Montreal, Quebec			Management of the Company

Dr. Laurent Picard*	1988	Director	Corporate Director
Montreal, Quebec

Maurice Tousson*	1995	Lead Director	President and Chief Executive
Toronto, Ontario			Officer CDREM Inc. (retailer)

Harold P. (Sonny) Gordon, Q.C.* Sunny Isles, Florida	2003	Director	Chairman Dundee Bancorp Inc.
			(financial services, wealth management and investment company)

*

Member of the Audit Committee and the Human Resources and Corporate Governance Committee.

During the last five years, each of the directors and senior officers have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names, with the exception of: (i) Mr. Pierre Dupuis, who prior to October 1999 was the President and Chief Operating Officer of Transcontinental Group Ltd.; (ii) Mr. Hani Basile, who prior to September 2003 was Senior Vice-President and Chief Operating Officer of I-Tech Sport Products Inc.; and (iii) Mr. Harold P. (Sonny) Gordon, Q.C., who prior to November 15, 2001 was the Vice-Chairman of Hasbro, Inc., a position he held until May 2002.

The term of each of the directors listed above will expire at the next annual general meeting of shareholders of the Company.

As at December 30, 2003, the directors and senior officers beneficially owned in the aggregate, directly or indirectly, or exercised control or direction over, 62.9% of the issued and outstanding Class A Multiple Voting Shares and 8.8% of the issued and outstanding Class B Subordinate Voting Shares of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company’s Management Proxy Circular in respect of the annual general and special meeting of shareholders to be held on May 28, 2004.

Additional financial information is provided in the Company’s comparative consolidated financial statements for the fiscal year ended December 30, 2003 included in the Company’s 2003 Annual Report.

When the Company’s securities are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Company shall provide to any person, upon request to the Secretary of the Company at 1255 Greene Avenue, Suite 300, Montreal, Quebec H3Z 2A4:

(a)

one copy of this 2003 renewal annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this 2003 renewal annual information form;

(b)

one copy of the Company’s consolidated financial statements for the fiscal year ended December 30, 2003, together with the report of the auditors thereon contained in the 2003 Annual Report, and one copy of any of the Company’s interim financial statements subsequent to such consolidated financial statements;

(c)

one copy of the Management Proxy Circular in respect of the annual general and special meeting of shareholders to be held on May 28, 2004; and

(d)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c).

At any other time, the Company shall provide to any person, upon request to the Secretary of the Company and upon payment of a reasonable charge if the person making the request is not a shareholder of the Company, one copy of any of the documents referred to in clauses (a), (b) and (c) above.

Schedule A – Major Companies within the Dorel Industries Inc. Group As of December 30, 2003

Name	Jurisdiction

North America
Dorel Industries Inc.	Quebec
Ameriwood Industries Inc.	Delaware
Ameriwood Industries Inc.	Michigan
Ameriwood Industries Inc.	Ohio
Dorel Juvenile Group, Inc.	Massachusetts
Dorel Design & Development, LLC	Indiana
Carina Furniture Industries Ltd.	Ontario

Europe
Dorel (U.K.) Limited	United Kingdom
Maxi Miliaan B.V.	The Netherlands
Maxi-Cosi G.M.B.H.	Germany
Maxi-Cosi France SA	France
Ampafrance SA	France
AMPA Northern Europe SA	Belgium
AMPA Hispania SA	Spain
AMPA Industriale Italia SpA	Italy
AMPA Suisse SA	Switzerland
Ampafrance Portugal LdA	Portugal
BeBe and Co SAS	France
Bambinid SAS	France
AMPA 2P SA	France

Other
Dorel Insurance Corporation	Barbados
Dorel Limited	Barbados
Dorel Asia SRL	Barbados
Dorel Far East limited	Hong Kong
Dorel Asia Limited	Hong Kong